As filed with the Securities and Exchange Commission on December 15, 2004
Registration No. 333-119857

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 2
TO
FORM S-3
REGISTRATION STATEMENT
Under
The Securities Act of 1933

DIGITAL VIDEO SYSTEMS, INC.
(Exact name of Registrant as specified in its charter)

Delaware **(State or other jurisdiction of incorporation or organization)**	**77-0333728** **(I.R.S. Employer Identification Number)**

430 Cambridge Avenue, Suite 110
Palo Alto, California 94306
(650) 322-8108
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Thomas A. Spanier
Chief Executive Officer
Digital Video Systems, Inc.
430 Cambridge Avenue, Suite 110
Palo Alto, California 94306
(650) 322-8108
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

A. John Murphy, Esq.
Wickersham & Murphy
Professional Corporation
430 Cambridge Avenue, Suite 110
Palo Alto, California 94306
(650) 323-6400

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock	6,286,545	$0.46	$2,891,810.70(1)	$366.40
Common Stock	521,782	$0.79	412,207.78(2)	52.23
Total	6,808,347 (3)		$3,304,018.48	$418.63(4)

(1) Estimated solely for purposes of determining the registration fee and computed pursuant to Rule 457(c) of the Securities Act of 1933, as amended (the "Securities Act"), based upon the closing price of the common stock on October 18, 2004 as reported on The Nasdaq SmallCap Market[SM].

(2) Estimated solely for purposes of determining the registration fee and computed pursuant to rule 457(c) of the Securities Act, based upon the closing price of the common stock on December 9, 2004 as reported on the Nasdaq SmallCap Market.

(3) Pursuant to Rule 416 under the Securities Act, there are also being registered hereby such additional indeterminate number of shares as may become issuable pursuant to the anti-dilution provisions of the warrants and the convertible preferred stock, the underlying shares of which are registered herein..

(4) Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated December 15, 2004

PROSPECTUS

6,808,347 Shares



DIGITAL VIDEO SYSTEMS, INC.
Common Stock

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using the shelf registration process. It relates to the public offering, which is not being underwritten, of 6,808,347 shares of our common stock that are currently held or may be held by the selling stockholders. Of the 6,808,347 shares included in this prospectus, 2,478,686 are issuable upon conversion of outstanding preferred stock and 3,230,197 shares are issuable upon exercise of outstanding warrants, including 1,561,472 shares issuable upon exercise of warrants held by certain of the selling stockholders who have a limited right to purchase additional shares of preferred stock and warrants for the ten-day period following the effective date of the registration statement of which this prospectus is a part. The remaining 1,099,464 shares included in this prospectus are shares of common stock held by certain of the selling stockholders. This prospectus may also be used by the selling stockholders' pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer. See the section entitled "Selling Stockholders" on page 17 for a list of the selling stockholders. We issued all of these securities to the selling stockholders in transactions not involving any public offering.

The selling stockholders may sell these shares from time to time on the over-the-counter market in regular brokerage transactions, in transactions directly with market makers or in privately negotiated transactions. The brokers or dealers through or to whom the shares of common stock may be sold may be deemed underwriters of the shares within the meaning of the Securities Act of 1933, in which event all brokerage commissions or discounts and other compensation received by those brokers or dealers may be deemed to be underwriting compensation. To the extent required, the names of any underwriters and applicable commissions or discounts and any other required information with respect to any particular sale will be set forth in an accompanying prospectus supplement.

For additional information on the methods of sale that may be used by the selling stockholders, see the section entitled "Plan of Distribution" on page 20. We will not receive any of the proceeds from the sale of these shares. We will bear the costs relating to the registration of these shares.

Our common stock is listed on the Nasdaq SmallCap Market under the symbol DVID. On December 9, 2004, the last sale price of our common stock was $0.79 per share.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

THIS OFFERING INVOLVES MATERIAL RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated   , 2004

TABLE OF CONTENTS

You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with different information.

The shares of common stock are not being offered in any jurisdiction where the offer is not permitted.

You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the documents.

THE COMPANY

Founded in 1992, Digital Video Systems, Inc. ("DVS," "DVSI" or the "Company") is a technology company specializing in the development and application of digital video technologies that enable the convergence of data, digital audio, digital video and high-end graphics. Our mission is to be a leading DVD (Digital Versatile Disc) solution provider. Our current product offerings include DVD systems, DVD loaders (the principal hardware component of DVD players), DVD sub-systems and components, with a growing emphasis on the automotive industry.

Our principal office is located at 430 Cambridge Avenue, Suite 110, Palo Alto, California 94306. We have subsidiaries and manufacturing facilities in South Korea and China and a subsidiary in India. Our Korean subsidiary, DVS Korea Co., Ltd. (DVS Korea) is located in Seoul, Korea. The telephone number of our principal office is (650) 322-8108. Our website is located at www.dvsystems.com. The information contained on our website is not part of this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated into this prospectus by reference contain certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) and information relating to us that are based on the beliefs of the management of the company as well as assumptions made by and information currently available to the management of the company. Statements that are not based on historical facts, which can be identified by the use of such words as likely, will, suggests, target, may, would, could, anticipate, believe, estimate, expect, intend, plan, predict, and similar expressions and their variants, are forward-looking. Such statements reflect the judgment of the company as of the date of this prospectus and they involve many risks and uncertainties, such as those described below and those contained in the section entitled "Risk Factors." These factors could cause actual results to differ materially from those predicted in any forward-looking statements and they include any accounting adjustments made during the close of any of our quarters, general economic conditions, the pace of spending and the timing of economic recovery in the consumer electronics industry, our inability to sufficiently anticipate market needs and develop products and product enhancements that achieve market acceptance, higher than anticipated expenses the company may incur, or the inability to identify expenses which can be eliminated. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these forward-looking statements. We undertake no obligation to update forward-looking statements.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained or incorporated by reference herein, including our consolidated financial statements and related notes.

Our capital resources may not be sufficient to meet our capital requirements.

Since our inception, we have periodically experienced negative cash flow from operations and could experience significant negative cash flow from operations in the future. Our current and future capital requirements are substantial, and, at present, cash generated from operations is not sufficient to meet these requirements. We cannot be sure in the future cash that generated from operations will be sufficient to meet our requirements or that financing will be available at favorable terms when required, or at all. Currently and in recent years, we have experienced significant shortages in our cash flows and have experienced difficulties in funding our operating expenses and paying our creditors. We believe our current capital resources are insufficient to meet anticipated capital requirements over the next 12 months, so if we are not successful in raising capital, we may not meet our financial obligations to our creditors when they become due and we may have to curtail or cease certain operations. Although we have received indications of interest from several investment bankers and a proposed letter of intent from another investment banker, we currently do not have any firm arrangements for raising the capital we need.

We may not be able to maintain our listing on the Nasdaq SmallCap Market and if we fail to do so, the price and liquidity of our common stock may decline.

On October 8, 2004, we received a letter from the staff of The Nasdaq Stock Market, stating that the staff had determined that we violated Marketplace Rules 4350(i)(1)(D)(ii) – Shareholder Approval and 4310(c)(17)(D) – Qualification Requirements for Domestic and Canadian Securities when we temporarily reduced the exercise price of a portion of the warrants we issued in a July 2003 private placement transaction in order to induce exercise and quickly raise needed capital. Accordingly, the staff determined that the Company's securities would be delisted from The Nasdaq SmallCap Market at the opening of business on October 19, 2004.

We appealed the staff's determination to a Listing Qualifications Panel. Pending the outcome of that appeal, shares of our common stock will continue to trade on the Nasdaq SmallCap Market. The hearing on our appeal before the Listing Qualifications Panel was held on November 18, 2004, and we are awaiting the Panel's determination. In the event that our common stock is delisted from the Nasdaq SmallCap Market, we expect that our common stock will eligible for quotation on the OTC Bulletin Board.

In addition, Nasdaq has quantitative and corporate governance maintenance criteria for the continued listing of common stock on the Nasdaq SmallCap Market. The current requirements that may affect our future listing status include (i) having a minimum of $2.5 million in stockholders' equity, and (ii) maintaining a minimum bid price per share of $1.00. On August 19, 2004, we received notification by Nasdaq that because our stockholders' equity at June 30, 2004 was $2.0 million, we did not the meet the requirement of a minimum of $2.5 million in stockholders' equity for continued listing on the Nasdaq SmallCap Market under Marketplace Rule 4310-(c)(2)(B). Consequently, Nasdaq is reviewing our plans to regain compliance with the $2.5 million minimum stockholders' equity requirement. On August 19, 2004, we received notification by Nasdaq that for 30 consecutive trading days, the price of our common stock closed below the minimum $1.00 per share requirement for continued inclusion under Marketplace Rule 4310 (c)(4). In order to regain compliance with Marketplace Rule 4310(c)(8)(D), the bid price of our common stock must close at or above $1.00 per share or more for a minimum of 10 consecutive trading days prior to February 23, 2005.

We are taking action to address each of these deficiencies, although we must obtain stockholder approval of certain actions we propose to take, and there is no assurance that approval will be given. For the foregoing reasons, there can be no assurance that we will be able to comply with the quantitative and corporate governance maintenance criteria or any of the other Nasdaq SmallCap Market's rules in the future. If we are delisted, it could have a material adverse effect on the market price of, and the liquidity of the trading market for, our common stock.

Our growth and future profitability depend upon our ability to successfully develop and commercialize new DVD products, as well as market acceptance of such products.

During the last three years, a substantial amount of our revenues have been generated by the DVD product line, which is central to our growth strategy. The market for this line of products has experienced intense competition and is highly price sensitive. We have recently experienced a declining rate of revenues from sales of our DVD loaders as a result of a decrease in demand from our customers. The average unit selling price for our DVD loader products has decreased and we expect it to continue to decrease in the foreseeable future. Unless we obtain an equally reduced cost of revenues, our gross margins will continue to decline. Successful development and commercialization of new products, as well as market acceptance of such products, is essential to our achieving positive gross margins as well as growth and future profitability. While we are currently developing and introducing new products (*e.g.,* automotive DVD products), we cannot assure you that these products will reach the market in a timely manner, satisfactorily address customer needs, be sold in high volume, or be sold at profitable margins. In addition, we expect to continue to invest heavily in research and development personnel and engineers during 2004, which will likely adversely impact achievement of near term profitability.

Our operating results fluctuate significantly, and an unanticipated decline in revenue or earnings may disappoint investors or securities analysts and result in a decline in our stock price.

In addition to the losses incurred in the nine months ended September 30, 2004 and during the year ended December 31, 2003, we have incurred substantial net losses in the past, as recently as, among others, fiscal years ended December 31, 2002, and fiscal years ended March 31, 1999, 1998 and 1997. We also expect to generate losses as we continue our spending on personnel and engineers in connection with our research and development efforts related to new product development during 2004 and our expansion into the Indian DVD market. Our recent quarterly and annual operating results have fluctuated, and will continue to fluctuate, due to the following factors, all of which are difficult to forecast and many of which are not within our control:

- market acceptance of our new products;

- ability of our customers to complete their development of products which incorporate our products;

- continued availability of adequate capital under our bank line or other financial sources to fund our operations, including the purchase of needed components and manufacturing of our products;

- recent trends by current and former customers to implement their own DVD loader manufacturing operations, and whether entities that do so continue to buy sub-assemblies from us;

- difficulties in forecasting, planning and management of inventory levels, particularly given our ongoing implementation of our new ERP system in Korea, which may trigger inventory adjustments;

- the availability, timely delivery and cost of components from our suppliers;

- fluctuations in manufacturing yields and significant yield losses which affect our ability to fulfill orders;

- new product announcements and introductions for competing products by us or our competitors;

- competitive pressures and related changes in selling prices;

- the rate at which our products become obsolete;

- unpredictability of changes in demand for, or in the mix of, our products;

- the gain or loss of significant customers;

- changes in the channels through which our products are distributed and the timeliness of receipt of distributor resale information;

- exchange rate fluctuations;

- general economic, political and environmental-related conditions, such as natural disasters;

- unanticipated research and development expenses associated with new product introductions;

- the timing of significant orders and of license and royalty revenue; and

- the seasonality in our business.

A downturn in the market for consumer products such as personal computers and DVD players that incorporate our products can also harm our operating results. In addition, some of our customers may place orders at or near the end of a quarter. As a result, we may not learn of revenue shortfalls until late in a quarter and may not be able to predict future revenues with accuracy. Additionally, a large portion of our costs consist of salaries for personnel, and materials that must be ordered several months in advance. These costs are based in part on our expectations for future revenues and are relatively fixed in the short term. As a result, any revenue shortfall below expectations would likely harm our operating results.

Our business may suffer due to risks associated with international sales and operations.

Sales of products overseas accounted for 99.7%, 98.1%, 99.0%, 99.6% and 92.1% of our revenue in the nine-month transition period ended December 31, 2000, the fiscal years ended December 31, 2001, 2002, 2003 and the nine months ended September 30, 2004, respectively. Our international business activities are subject to a number of risks, each of which could impose unexpected costs on us that would have an adverse effect on our operating results. These risks include:

- greater difficulty in ensuring adequacy of our disclosure controls and procedures and internal control over financial reporting with respect to international operations;

- impact of currency fluctuations for which the Company has no hedging activity;

- difficulties in complying with foreign regulatory requirements and standards;

- tariffs and other trade barriers relating to cross border transactions;

- costs and risks associated with local business practices and customs in foreign countries;

- longer accounts receivable payment cycles from customers located in foreign countries;

- potentially adverse tax consequences resulting from changes in international tax regulations;

- limits on repatriation of earnings from our foreign operations; and

- limited ability to effect quality-control measures associated with our foreign operations.

We have offices and conduct our operations in China, South Korea, and most recently India. We have derived most of our product revenue from Asia during the last three years. Additionally, our major suppliers and assembly subcontractors are all located in Asia. Any kind of economic, political or environmental instability in this region of the world can have a severe negative impact on our operating results due to the large concentration of our production and sales activities in this region. For example, during 1997 and 1998, several Asian countries where we currently do business, such as Japan, Taiwan and South Korea, experienced severe currency fluctuation and economic deflation. If such situations reoccur, it may negatively impact our total revenues and our ability to collect payments from customers in these regions. During such situations, the lack of capital in the financial sectors of these countries can make it difficult for our customers to open letters of credit or other financial instruments that are guaranteed by foreign banks. Finally, the economic situation during such periods may exacerbate a decline in selling prices for our products as our competitors may reduce product prices to generate needed cash.

In addition, we are greatly impacted by the political, economic and military conditions in Taiwan and China, North Korea and South Korea and India and Pakistan, which are frequently engaged in political disputes. Some of these countries have from time to time conducted military exercises in or near the other's territorial waters and airspace. Such disputes may continue and even escalate, resulting in an economic embargo, a disruption in shipping or even military hostilities. This could severely harm our business by interrupting or delaying production or shipment of our products. Any kind of activity of this nature or even rumors of such activity could severely negatively impact our operations, revenues, operating results and stock price.

We may encounter significant difficulties in understanding local business practices that may require additional expenditures.

As a substantial portion of our operations are located in Asia and subject to foreign laws and regulations, our operations in Asia may be adversely affected by changes in local laws and regulations, such as those relating to employment regulations, accounting practices, taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. Local governments may impose new, stricter regulations or interpretations of existing regulations, which would require additional expenditures. Asian economies may also differ in terms of structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, self-sufficiency and rate of inflation, among others. As a result, we may encounter significant difficulties in understanding and addressing local business practices that may require us to incur additional expenses in connection with our international operations.

Because a small number of customers have accounted for, and are likely to continue to account for, a substantial portion of our revenue, our revenue could decline due to the loss of one of these customers.

Products sold to our top five customers accounted for approximately 60% and 56% of our revenue during the year ended December 31, 2003 and the nine month period ended September 30, 2004, respectively. Products sold to our top 10 customers accounted for approximately 88%, 67%, 78% and 73% of our revenue during the fiscal years ended December 31, 2001, 2002, and 2003, and the nine month period ended September 30, 2004, respectively. In the quarter ended September 30, 2004, Beko, Samsung, and Visteon accounted for 16.3%, 11.4% and 10.6% of our revenue, respectively. In the fiscal year ended December 31, 2003, Ellion Digital, Daewoo and Vestel accounted for 20%, 16% and 13% of our revenue, respectively. In the fiscal year ended December 31, 2002, Vestel accounted for 23% of our revenue. In the fiscal year ended December 31, 2001, SIIG, owner of 39% of our Chinese joint venture, accounted for about 37% of our revenue. In the fiscal year ended March 31, 2000, Hyundai accounted for about 36% of our revenue. In the nine-month transition period ended December 31, 2000, Hyundai accounted for about 42% of our revenue. No other customers accounted for more than 10% of our revenues during these periods. We anticipate that sales may continue to be concentrated in a few major accounts. If we were to lose any of our principal customers or experience any substantial reduction in orders from these customers, our revenues and operating results would suffer.

The dynamic nature of our business continues to place a significant strain on our management systems and resources, and if we fail to effectively manage the changes in our products, markets and supply chain, our ability to market and sell our products and develop new products may be harmed.

Our business is experiencing rapid change which has strained our internal systems and will require us to develop or adopt more sophisticated information management systems in order to manage the business effectively. Although we are implementing an enterprise resource planning (ERP) system, there is no guarantee that this system and any new systems implemented in the future will be adequate to address the rapid changes in sales volume, product mix, regional mix and supply chain which we anticipate, or that management will be able to foresee in a timely manner other infrastructure needs before they arise. In addition, we have in the past and may in the future experience problems with the ERP system, particularly as it is being implemented, which problems may lead to inventory management issues. Our success depends on the ability of our executive officers to effectively manage in this rapidly changing environment. If we are unable to manage our growth effectively, our results of operations will be seriously harmed.

We may require additional capital in order to bring new products to market, and the issuance of new equity securities will dilute your investment in our common stock.

To permit the growth of our business operations in the future, we will need to bring new products to market, which will likely require significant working capital. We have established credit facilities with certain Korean banks with a total borrowing limit of about $20.8 million as of September 30, 2004. We have also formed alliances with state-run businesses in China, which have committed to substantial amounts of trade credit and financing for production in China under certain terms. However, there is no assurance that these credit facilities will always be available. We will need to sell shares of our common stock or seek additional borrowings or outside capital infusions in the next twelve months. We cannot assure you that such financing options will be available on terms acceptable to us, if at all. In addition, if we issue shares of our common stock, our shareholders will experience dilution with respect to their investment.

We depend on a limited number of foreign suppliers to manufacture certain key components, and these manufacturers may not be able to satisfy our requirements, which could cause our revenues to decline.

We currently buy certain key components, including optical pick-ups, motors, central processing units and certain other integrated circuits from a limited number of suppliers including Zoran, Mediatech, Philips and Hitachi. We anticipate that these suppliers will manufacture sufficient quantities of these key components to meet our production requirements. If these suppliers fail to satisfy our requirements on a timely basis and at competitive prices, we could suffer manufacturing delays, a possible loss of revenues or higher than anticipated costs of revenues, any of which could seriously harm our operating results. Any constraints on worldwide manufacturing capacity of these key components may affect our ability to obtain adequate supplies from these manufacturers. Although our on-going relationships with our key suppliers are material in the aggregate, we do not have any specific agreement with any supplier that is material to our business. We purchase materials from suppliers on an as-needed basis through individual purchase orders, none of which is material to our business or results of operations. In certain instances, we have failed to meet the demand for our products or the scheduled shipment dates due to our inability to obtain a sufficient supply of certain key components from our suppliers. The suppliers with whom we are currently working, together with any additional suppliers, may not be willing or able to satisfy all of our manufacturing requirements on a timely basis at favorable prices. In addition, we have encountered delays in qualifying new products and increasing new product production and could experience these delays in the future. We are also subject to the risks of service disruptions, raw material shortages and price increases by our suppliers. Such disruptions, shortages and price increases could seriously harm our operating results.

If we or our suppliers fail to achieve acceptable manufacturing yields, we will experience higher costs of revenues and reduced product availability.

The fabrication of our products requires certain components produced in a highly controlled and clean environment. Companies that supply our components sometimes have experienced problems achieving acceptable manufacturing yields. Low yields may result from marginal design or manufacturing process drift. Yield problems may not be identified until the components are well into the production process, which often makes them difficult, time consuming and costly to correct. Furthermore, we rely on overseas suppliers of certain key components, which increases the effort and time required to identify, communicate and resolve manufacturing yield problems. If our suppliers fail to achieve acceptable manufacturing yields, we will experience higher costs of revenues and reduced product availability, which would harm our operating results.

If our suppliers discontinue the manufacturing processes or lines needed to meet our demands, or fail to upgrade the technologies needed to manufacture our products, we may face production delays and lower revenues.

Our products' requirements may represent a small portion of the total production of the suppliers that manufacture our components. As a result, we are subject to the risk that a supplier may cease production on an older or lower-volume manufacturing process that it uses to produce our parts. Additionally, we cannot be certain our suppliers will continue to devote resources to advance the production technologies on which the manufacturing of our parts is based. Each of these events could increase our costs and harm our ability to deliver our products on time.

Our operating expenses are relatively fixed, and we order materials in advance of anticipated customer demand; therefore, we have limited ability to reduce expenses quickly in response to any revenue shortfalls.

Our operating expenses are relatively fixed, and we therefore have limited ability to reduce expenses quickly in response to any revenue shortfalls. Consequently, our operating results will be harmed if our revenues do not meet our revenue projections. We may experience revenue shortfalls for the following reasons:

- significant pricing pressures that occur due to competition, over-supply, or other reasons;

- shortages of raw materials or fabrication, test or assembly capacity constraints that lead our suppliers to allocate available supplies or capacity to other customers which, in turn, harm our ability to meet our sales obligations; and

- the reduction, rescheduling or cancellation of customer orders.

In addition, we typically plan our production and inventory levels based on customers' advance orders, commitments or forecasts, as well as our internal assessment and forecasts of customer demand, which are highly unpredictable and can fluctuate substantially, especially if competition becomes more intense or the demand is reduced due to seasonal or other factors. From time to time, in response to anticipated long lead times to obtain inventory and materials from our suppliers, we may order materials in advance of anticipated customer demand. This advance ordering may result in excess inventory levels or unanticipated inventory write-downs if expected orders fail to materialize.

Because our products typically have lengthy sales cycles, we may experience substantial delays between incurring expenses related to research and development and the generation of revenues.

It usually requires a number of months to realize volume shipments after we first contact a customer. We first work with customers to achieve a design win, which may take months or longer. Our customers then complete the design, testing and evaluation process and begin to ramp up production, over a period which typically lasts months or longer. As a result, a significant period of time may elapse between the time we incur expenses from our research and development efforts and our realization of revenue, if any, from volume purchasing of our products by our customers.

We face intense competition from companies with significantly greater financial, technical and marketing resources that could adversely affect our ability to maintain or increase sales of our products.

We compete with major international electronics companies, many of which have substantially greater financial, technical, marketing, distribution and other resources than we do. Many of our competitors have their own facilities for the production of semiconductor components and have been active in increasing their market shares and their capacity for the production of competing products. Our DVD products presently account for substantially all of our revenues. Our competitors or potential competitors include Hitachi, Toshiba, Sony, Pioneer, Teac, Sanyo, Samsung, Philips, LG and many others. Some of our competitors or potential competitors are also suppliers of key components for some of our products. In these cases, our competitors may have divisions making competing DVD products that have access to some of our proprietary information through the divisions supplying components to us, or exert influence on the parts supplying divisions in ways that may adversely affect our parts supply. These actions would adversely affect our competitiveness and sales. Competition may also come from alternative technologies being developed by these companies.

Our markets are subject to rapid technological change and, therefore, our success depends on our ability to develop and introduce new products.

The markets for our products are characterized by:

- rapidly changing technologies;

- evolving and competing industry standards;

- changing customer needs and expectations;

- frequent new product introductions and enhancements;

- increased integration with other functions; and

- rapid product obsolescence.

To develop new products for our target markets, we must develop, gain access to and use leading technologies in a cost-effective and timely manner and continue to expand our technical and design expertise. In addition, we must have our products designed into our customers' future products and maintain close working relationships with key customers in order to develop new products that meet their changing needs. In addition, DVD products involve continually evolving industry standards. Our ability to effectively compete will depend on our ability to identify and ensure compliance with these industry standards. As a result, we could be required to invest significant time and effort and incur significant expense to redesign our products and ensure compliance with relevant standards. We cannot assure you that we will be able to identify new product opportunities successfully, develop and bring to market new products, achieve design wins or respond effectively to new technological changes or product announcements by our competitors. In addition, we may not be successful in developing or using new technologies or in developing new products or product enhancements that achieve market acceptance. Our pursuit of necessary technological advances may require substantial time and expense. Failure in any of these areas could harm our operating results.

Our future success depends in part on the continued service of our key design engineering, sales, marketing and executive personnel and our ability to identify, recruit and retain additional personnel.

We are highly dependent on our principal management and engineering staff. There is intense competition for qualified personnel in our industry, in particular the highly skilled technical personnel involved in the development of DVD technologies and the production of DVD products. Competition is especially intense in Silicon Valley, where our corporate headquarters are located, and in South Korea, where our DVD products are designed and where most of our manufacturing takes place. We may not be able to continue to attract and retain engineers or other qualified personnel necessary for the development of our business or to replace engineers or other qualified personnel who may leave our employ in the future. Our business is expected to place increased demands on our resources and will likely require the addition of new management and engineering personnel and the development of additional expertise by existing management personnel. The failure to recruit and retain key technical and management personnel could harm our business.

Our ability to compete successfully will depend, in part, on our ability to protect our intellectual property rights, and we may be unable to do so.

We rely on a combination of patent, trade secrets, copyright and mask work production laws and rights, nondisclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. Policing unauthorized use of our products, however, is difficult, especially in foreign countries, such as China and South Korea, where the laws may not protect our proprietary rights as fully as in the United States. Litigation may continue to be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Litigation could result in substantial costs and diversion of resources and could harm our business, operating results and financial condition regardless of the outcome of the litigation. We have acquired ownership or license to a number of patents or patent applications related to our products. However, we cannot assure you that any pending patent application will be granted, or that such patents will provide adequate protection for our intellectual property. Since our competitors may design around our patents or otherwise independently develop competing technology, our operating results would be seriously harmed by the failure to protect our intellectual property.

If we are accused of infringing the intellectual property rights of other parties we may become subject to time-consuming and costly litigation. If we lose such litigation, we could suffer a significant impact on our business and be forced to pay damages.

Third parties may assert that our products infringe their proprietary rights, or may assert claims for indemnification resulting from infringement claims against us. Any such claims may cause us to delay or cancel shipment of our products or pay damages, which could seriously harm our business, financial condition and results of operations. In addition, irrespective of the validity or the successful assertion of such claims, we could incur significant costs in defending against such claims. In addition, we receive from time to time letters or communications from other companies stating that such companies have patent rights relating to our products. Any legal finding that we infringe the patent of another company would have a significantly negative effect on our operating results. Furthermore, if such a finding were made, there can be no assurance that we could license the other company's technology on commercially reasonable terms or that we could successfully operate without such technology. Moreover, if we are found to infringe, we could be required to pay damages to the owner of the protected technology and could be prohibited from making, using or selling any products that infringe the protected technology. In addition, the management attention consumed by and legal cost associated with any litigation could have a negative effect on our operating results. During the course of lawsuits there may be public announcements of the results of hearings, motions, and other interim proceedings or developments in the litigation. If securities analysts or investors perceive these results to be negative, it could have a substantial negative effect on the trading price of our stock. Whether or not we are successful in any litigation, we expect the litigation to consume substantial amounts of our financial and managerial resources. Further, because of the substantial amount of discovery required in connection with this type of litigation, there is a risk that some of our confidential information could be compromised by disclosure.

General economic conditions may reduce our revenues and harm our business.

We have become increasingly subject to the risks arising from adverse changes in domestic and global economic conditions. DVD players are to some extent a discretionary item (particularly with respect to automotive DVD players) that consumers may forgo purchasing in difficult economic times. The impact of any slowdown on us is difficult to predict, but it may result in reductions in purchases of products by our end-user customers, longer sales cycles and increased price competition. As a result, we might fall short of our revenue expectations for any given quarter or for the entire year in which a slowdown takes place.

We do not have long-term contracts with our customers and the loss of a major customer could seriously harm our business.

We do not typically enter into long-term contracts with our customers, and we cannot be certain as to future order levels from our customers. When we do enter into a long-term contract, the contract is generally terminable at the convenience of the customer. An early termination by one of our major customers would harm our financial results, as it is unlikely that we would be able to rapidly replace that revenue source.

Our backlog may not result in future revenue, which would seriously harm our business.

Due to possible customer changes in delivery schedules and cancellations of orders, our backlog at any particular date is not necessarily indicative of actual sales for any succeeding period. A reduction of backlog during any particular period, or the failure of our backlog to result in future revenue, could harm our business.

Business interruptions could adversely affect our business.

Our operations are vulnerable to interruptions by fire, earthquake, power loss, telecommunications failure and other events beyond our control. We do not have a detailed disaster recovery plan. Our facilities in Northern California may be subject to electrical blackouts as a consequence of a shortage of available electrical power. In addition, we do not carry sufficient business interruption insurance to compensate us for losses that may occur, and any losses or damages incurred by us could harm our business.

If we are unable to increase our manufacturing capacity, we may not achieve our planned growth.

In order to grow, we may need to increase our present manufacturing capacity. Events that we have not foreseen could arise which would limit our manufacturing capacity or our ability to outsource manufacturing. In addition, if we cannot satisfactorily increase our manufacturing capacity, our ability to grow will be severely impaired and this may harm our operating results.

Our financing requirements will increase in order to obtain additional manufacturing capacity in the future.

To obtain additional manufacturing capacity, we may be required to make deposits, purchase, equipment lease or build new facilities, obtain loans, enter into joint ventures, seek equity investments or enter into technology licenses in or with other companies. These transactions could involve a commitment of substantial amounts of our capital and require making available technology licenses in return for production capacity. We may be required to seek additional debt or equity financing if we need substantial capital in order to secure this capacity and we cannot assure you that we will be able to obtain such financing on terms acceptable to us, if at all.

The price of our common stock is likely to be volatile.

Our stock price has been extremely volatile in recent years. Since January 1, 2001, our stock has closed at prices ranging from a high of $6.23 on December 11, 2001 to a low of $0.40 on October 12, 2004. If our revenues do not grow or grow more slowly than we anticipate, or if operating or capital expenditures exceed our expectations or cannot be adjusted accordingly, the market price of our common stock could be materially and adversely affected. In addition, the market price of our common stock has been in the past and could in the future be materially and adversely affected for reasons unrelated to our specific business or results of operations. General market price declines or volatility in the future could adversely affect the price of our common stock. In addition, short-term trading strategies of certain investors can also have a significant effect on the price of our stock.

The exercise of warrants or options may depress our stock price.

There are a significant number of warrants and options to purchase our common stock outstanding. Holders may sell the common stock acquired upon exercise of the warrants and options at a market price that exceeds the exercise price of the warrants and options paid by the holders. Sales of a substantial number of shares of common stock in the public market by holders of warrants or options may depress the prevailing market price for our common stock and could impair our ability to raise capital through the future sale of our equity securities.

If we account for employee stock options using the fair value method, it could significantly increase our net loss.

There has been ongoing public debate whether stock options granted to employees should be treated as compensation expense and, if so, how to properly value such charges. On March 31, 2004, the Financial Accounting Standard Board (FASB) issued an Exposure Draft, *Share-Based Payment: an amendment of FASB* statements *No. 123 and 95*, which would require a company to recognize, as an expense, the fair value of stock options and other stock-based compensation to employees beginning with interim and annual periods occurring after June 15, 2005 and subsequent reporting periods. If we elect or are required to record an expense for our stock-based compensation plans using the fair value method as described in the Exposure Draft, we could have significant and ongoing accounting charges, which could adversely affect our future results.

We do not expect to pay dividends.

We have never paid any cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain any future earnings for funding growth and therefore, do not expect to pay any dividends on our common stock in the foreseeable future. Therefore, you may not receive any return on an investment in our common stock in the form of cash dividends.

RISKS RELATED TO OUR INDUSTRY

The selling prices for our products are very volatile and subject to industry-wide fluctuations. Our success is dependent on the growth and strength of the PC market and the DVD video market.

With a focus on the DVD product line, most of our revenues in the last three years were generated from DVD products. Most of our new products currently being developed are in the DVD product line, particularly DVD loaders. The sales of our DVD loaders are related to the markets for DVD video disks and DVD video players. If we experience an unforeseen downturn in the markets for DVD video disks and DVD video players or a global over-supply in the production of DVD loaders, our results of operations from our DVD loaders business will be adversely affected. Our business could be harmed by such industry-wide fluctuations in the future.

The cyclical nature of the semiconductor industry could create fluctuations in our operating results.

The semiconductor industry has historically been cyclical, characterized by wide fluctuations in product supply and demand. From time to time, there are shortages or over-production of memory or other types of devices used in DVD products. Our business could be harmed by such industry-wide fluctuations in the future because our products incorporate these technologies. When a shortage occurs with one or more key components, it may be difficult for us to produce enough quantities of products to fill customers' orders, and it may require us to pay a higher price for the components in the event of a shortage, adversely affecting our margin and profitability.

There is seasonality in our business.

Sales of our products in the computer peripherals market and consumer electronics market are subject to seasonality. Seasonal purchasing patterns generally lead to higher sales occurring in the second half of each calendar year although there may be a sharp decline of sales near the Christmas and New Year's holidays. Sales to China and certain other Asian regions may also decline near the lunar New Year's holidays in January or February.

USE OF PROCEEDS

We will receive no part of the proceeds of any sales or transactions made by the selling stockholders (and/or their respective pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer). All net proceeds from the sale of the common stock covered by this prospectus will go to the selling stockholders who offer and sell their shares. Of the shares covered by this prospectus, 3,230,197 are shares underlying warrants with exercise prices of between $0.61 and $1.54 per share. Assuming all warrants are fully exercised by the holders, which we do not expect will occur, we will receive approximately $1,652,699.85 in proceeds from the exercise of these warrants. We intend to use the proceeds from the exercise of the warrants, if any, for general corporate purposes, including working capital and capital expenditures. See the sections entitled "Selling Stockholders" and "Plan of Distribution" below.

SELLING STOCKHOLDERS

The following table sets forth the number of shares owned by each of the selling stockholders as of December 9, 2004 and the number of shares owned by each of the selling stockholders that may be offered for sale from time to time by this prospectus. None of the selling stockholders has had a material relationship with us within the past three years other than as described below or as a result of the ownership of the shares or other securities of Digital Video Systems, Inc. No estimate can be given as to the amount of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer all or some of the shares and because there currently are no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below. We may amend or supplement this prospectus from time to time to update the disclosure set forth herein.

The number and percentage of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under this rule, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option or other right. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

The percentage of beneficial ownership is based on approximately 11,781,708 shares of common stock outstanding as of December 9, 2004, plus, with respect to each respective selling stockholder, the number of common shares issuable upon conversion or exercise of that selling stockholder's securities, if any.

Name of Selling Stockholder	Shares Beneficially Owned	Number of Shares Which May Be Sold Pursuant to this Prospectus (1)	Percentage of Outstanding Common Stock Owned Prior to the Offering(2)
Empire Capital Partners, LP(3)	1,755,260 (4)	1,051,617 (4)	13.7%
Empire Capital Partners, Ltd.(3)	1,426,195 (5)	1,401,446 (5)	10.8%
Empire Capital Partners II, Ltd.(3)	261,069 (6)	261,069 (6)	2.2%
Charter Oak Partners, LP(3)	399,694 (7)	139,376 (7)	3.4%
Charter Oak Partners II, LP(3)	46,088 (8)	28,455 (8)	*
Sanctus Spiritus Antilles, N.V. (9)	1,166,124 (10)	737,703 (11)	9.2%
Glenbrook Capital, L.P.(12)	1,681,961 (13)	922,131 (14)	13.0%
Maria Molinsky	266,392 (15)	184,425 (15)	1.5%
Edmund Y. Sun(16)	963,278 (17)	194,360 (18)	7.8%
Yuchien Chang	73,769 (19)	73,769 (19)	*
Daniel S. Mount dba Mount & Stoelker(20)	489,892	454,612	4.2%
Wilson, Sonsini, Goodrich & Rosati, PC(21)	220,000	220,000	1.9%
Oxcal Venture Fund, LP(22)	595,083 (23)	595,083 (23)	4.9%
Michael Kraland	15,000 (24)	15,000 (24)	*
Emily Astor	7,500 (25)	7,500 (25)	*
Michael Chen	227,299 (26)	227,299 (26)	1.9%
Da King Lu	115,655 (27)	110,655 (27)	*
Jia-Hong Zang	345,818 (26)	87,459 (26)	2.9%
Ande Abbott	10,000	10,000	*
Frank E. Mayo	86,389 (28)	86,389 (28)	*
TOTAL		6,808,347	

_____

* Less than 1%.

(1) This prospectus also shall cover any additional shares of common stock that become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration that results in an increase in the number of our outstanding shares of common stock.

(2) The percentages in this column are not a true reflection of the deemed beneficial ownership of the selling stockholders pursuant to Rule 13d-3 of the Exchange Act as of October 31, 2004 because, as explained above, shares that would not be deemed beneficially owned under such rule are included as outstanding in this table solely

for purposes of presentation and to avoid confusion. Absent any changes in circumstances, these percentages would be accurate following receipt of stockholder approval of certain proposals being brought before the Company's annual meeting to be held on November 18, 2004.

(3) Scott Fine and Peter Richards exercise voting and investment control over the securities held by the Selling Stockholder.

(4) Includes 334,052 shares issuable upon conversion of outstanding preferred stock and 717,565 shares issuable upon exercise of outstanding warrants.

(5) Includes 662,865 shares issuable upon conversion of outstanding preferred stock and 778,581 shares issuable upon exercise of outstanding warrants.

(6) Includes 116,031 shares issuable upon conversion of outstanding preferred stock and 145,038 shares issuable upon exercise of outstanding warrants.

(7) Includes 61,945 shares issuable upon conversion of outstanding preferred stock and 77,431 shares issuable upon exercise of outstanding warrants.

(8) Includes 12,647 shares issuable upon conversion of outstanding preferred stock and 15,808 shares issuable upon exercise of outstanding warrants.

(9) The Selling Stockholder is an offshore corporation or partnership that has invested either as principal or on behalf of its clients. In the latter circumstances, the laws of certain jurisdictions protect the identity of such clients from public disclosure.

(10) Includes 327,668 shares issuable upon conversion of outstanding preferred stock and 552,692 shares issuable upon exercise of outstanding warrants.

(11) Includes 327,668 shares issuable upon conversion of outstanding preferred stock and 409,835 shares issuable upon exercise of outstanding warrants.

(12) Glenbrook Capital Management, a Nevada corporation, is the general partner of the Selling Stockholder. Robert W. Lishman, as President of the general partner, exercises voting and investment control over the securities held by the Selling Stockholder.

(13) Includes 409,836 shares issuable upon conversion of outstanding preferred stock and 705,152 shares issuable upon exercise of outstanding warrants.

(14) Includes 409,836 shares issuable upon conversion of outstanding preferred stock and 512,295 shares issuable upon exercise of outstanding warrants.

(15) Includes 81,967 shares issuable upon conversion of outstanding preferred stock and 102,458 shares issuable upon exercise of outstanding warrants.

(16) Dr. Sun is a founder of the Company and served as a director of the Company until March 2004.

(17) Includes 81,967 shares issuable upon conversion of outstanding preferred stock and 396,488 shares issuable upon exercise of outstanding warrants and options.

(18) Includes 81,967 shares issuable upon conversion of outstanding preferred stock and 102,458 shares issuable upon exercise of outstanding warrants.

(19) Includes 32,786 shares issuable upon conversion of outstanding preferred stock and 73,679 shares issuable upon exercise of outstanding warrants.

(20) Daniel S. Mount holds voting and dispositive power over the shares held by Mount & Stoelker. The law firm of Mount & Stoelker represents the Company in certain litigation matters.

(21) The law firm of Wilson Sonsini Goodrich & Rosati, Professional Corporation, serves as corporate counsel for the Company. Don S. Williams holds voting and dispositive power over these shares.

(22) Oxcal Venture Corp., a California corporation, is the general partner of Oxcal Venture Fund, LP. Stevan A. Birnbaum, the President of Oxcal Venture Corp., exercises voting and dispositive power over the shares held by Oxcal Venture Fund, LP.

(23) Includes 396,722 shares issuable upon conversion of outstanding preferred stock and 198,361 shares issuable upon exercise of outstanding warrants.

(24) Includes 15,000 shares issuable upon exercise of outstanding warrants.

(25) Includes 7,500 shares issuable upon exercise of outstanding warrants.

(26) Includes 35,000 shares issuable upon exercise of outstanding warrants.

(27) Includes 36,885 shares issuable upon exercise of outstanding warrants.

(28) Includes 8,750 shares issuable upon exercise of outstanding warrants.

PLAN OF DISTRIBUTION

We are registering 6,808,347 shares of common stock, or the "Shares," on behalf of the selling stockholders. Of the 6,808,347 shares included in this prospectus, 2,478,686 are issuable upon conversion of outstanding preferred stock, 3,230,197 shares are issuable upon exercise of outstanding warrants, including 1,561,472 shares issuable upon exercise of warrants held by certain of the selling stockholders who have a limited right to purchase additional shares of preferred stock and warrants for the ten-day period following the effective date of the registration statement of which this prospectus is a part. These securities were issued in September 2004 in transactions not involving any public offering. The remaining 1,099,464 Shares were issued to certain selling stockholders in transactions not involving any public offering, or in full satisfaction of indebtedness owed to the selling stockholders by DVS. In connection with the cancellation of the indebtedness, the selling stockholders waived and released any and all claims relating to such indebtedness.

As used in this prospectus, selling stockholders includes the pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer. The Shares may be offered and sold from time to time by the selling stockholders. The selling stockholders will act independently of Digital Video Systems, Inc. in making decisions with respect to the timing, manner and size of each sale.

The selling stockholders may sell the Shares in the over-the-counter market or otherwise, at (i) market prices prevailing at the time of sale, (ii) prices related to the prevailing market prices or (iii) negotiated prices. The selling stockholders may sell some or all of their Shares through:

- a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

- purchases by a broker-dealer as principal and resale by such broker-dealer for its own account;

- an over-the-counter distribution in accordance with the rules of the Nasdaq SmallCap Market;

- ordinary brokerage transactions and transactions in which the broker solicits purchasers; or

- in privately negotiated transactions.

To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

In connection with the distribution of the Shares, the selling stockholders may also enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also:

- sell our common stock short and redeliver the Shares to close out such short positions;

- enter into option or other types of transactions that require the selling stockholder to deliver the Shares to a broker-dealer, who will then resell or transfer the Shares pursuant to this prospectus (as supplemented or amended to reflect such transaction); or

- loan or pledge the Shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

In addition, any Shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

The selling stockholders may negotiate and pay broker-dealers commissions, discounts or concessions for their services. Broker-dealers engaged by the selling stockholders may allow other broker-dealers to participate in resales. However, the selling stockholders and any broker-dealers involved in the sale or resale of the Shares may qualify as underwriters within the meaning of Section 2(11) of the Securities Act. In addition, the broker-dealers' commissions, discounts or concessions may qualify as underwriters' compensation under the Securities Act. If the selling stockholders qualify as underwriters, they will be subject to the prospectus delivery requirements of the Act. We will pay all expenses incident to the offering and sale of the Shares to the public other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes.

In order to comply with the securities laws of certain states, if applicable, the Shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of Shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders, and we have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the Shares offered hereby. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

At the time a particular offer of Shares is made, if required, a Prospectus Supplement will be distributed that will set forth the number of Shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

We may suspend use of the prospectus on written notice to each selling stockholder upon the happening of any event which makes any statement made in the registration statement or related prospectus or any document incorporated, or deemed to be incorporated, untrue in any material respect or which requires the making of any changes in the registration statement or prospectus. In such event, each selling stockholder may not dispose of shares covered by the registration statement or prospectus until the selling stockholders are advised in writing that the use of the applicable prospectus may be resumed. There can be no assurance that the selling stockholders will sell all or any of the Shares.

We have agreed with the selling stockholders to keep the Registration Statement, of which this prospectus constitutes a part, effective for up to one year following the initial effective date of this Registration Statement. We intend to de-register any of the Shares not sold by the selling stockholders at the end of such period; however, it is anticipated that at such time a portion of the unsold shares may be freely tradable subject to compliance with Rule 144 of the Securities Act.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon by Wickersham & Murphy, a Professional Corporation, Palo Alto, California.

EXPERTS

The consolidated financial statements of Digital Video Systems, Inc. incorporated in this prospectus by reference to the Annual Report on Forms 10-K and 10-K/A for the fiscal year ended December 31, 2003, have been so incorporated in reliance on the report of Burr, Pilger & Mayer LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

- **GOVERNMENT FILINGS.** We file annual, quarterly and special reports and other information with the Securities and Exchange Commission, or the "SEC." In addition, we have filed with the SEC a registration statement on Form S-3, of which this prospectus is a part, under the Securities Act of 1933, as amended, with respect to the shares of common stock offered hereby. You may read and copy any document that we file at the SEC's public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference room. Our SEC filings are also available to you free of charge at the SEC's web site at http://www.sec.gov.

- **STOCK MARKET.** The common stock is traded on the Nasdaq SmallCap Market. Material filed by us can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until this offering has been completed:

- Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed on April 14, 2004, as amended by Amendment No. 1 filed, on April 29, 2003.

- Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004, filed on May 17, 2004.

- Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2004, filed on August 16, 2004.

- Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004, filed on November 19, 2004.

- Our Definitive Proxy Statement, filed on October 22, 2004.

- Our Current Report on Form 8-K, filed on May 11, 2004.

- Our Current Report on Form 8-K, filed on May 18, 2004.

- Our Current Report on Form 8-K, filed on July 19, 2004.

- Our Current Report on Form 8-K, filed on August 17, 2004.

- Our Current Report on Form 8-K, filed on August 26, 2004.

- Our Current Report on Form 8-K, filed on August 30, 2004.

- Our Current Report on Form 8-K, filed on September 16, 2004.

- Our Current Report on Form 8-K, filed on September 24, 2004.

- Our Current Report on Form 8-K, filed on October 6, 2004.

- Our Current Report on Form 8-K, filed on October 12, 2004.

- Our Current Report on Form 8-K, filed on October 27, 2004.

- Our Current Report on Form 8-K, filed on November 22, 2004.

- Our Current Report on Form 8-K, filed on December 13, 2004.

- The description of our common stock contained in our Registration Statement on Form SB-2 (Registration No. 333-2228), as filed with the SEC on March 8, 1996; as amended by Amendment No. 1, as filed with the SEC on April 23, 1996; and as further amended by Amendment No. 2 as filed with the SEC on May 8, 1996 and any amendment or report subsequently filed by us for the purpose of updating that description.

You may request free copies of these filings by writing or telephoning us at the following address:

Digital Video Systems, Inc.
430 Cambridge Avenue, Suite 110
Palo Alto, California 94306
Attention: Investor Relations
Telephone: (650) 322-8108

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.   Other Expenses of Issuance and Distribution

We will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except the Securities and Exchange Commission (SEC) registration fee.

SEC registration fee	$418.63
Accounting fees and expenses	10,000.00*
Legal fees and expenses	15,000.00*
Miscellaneous expenses	4,000.00*
Total	$29,418.63*

_____
* Estimated expenses

Item 15. Indemnification of Directors and Officers

Under Section 145 of the Delaware General Corporation Law, the registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. The registrant's Bylaws also provide that the Registrant will indemnify its directors and officers and may indemnify its employees and other agents to the fullest extent not prohibited by Delaware law. The registrant's Certificate of Incorporation provides for the elimination of liability for monetary damages for breach of the directors' fiduciary duty of care to the registrant and its stockholders. These provisions do not eliminate the directors' duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

The registrant has entered into agreements with its directors and executive officers that require the registrant to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the registrant or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

The registrant also maintains certain insurance policies that insure its officers and directors against certain liabilities incurred in their capacities as officers and directors.

Item 16.   Exhibits

Exhibit Number	Description of Document
5.1	Opinion of Wickersham & Murphy, a Professional Corporation, regarding the legality of the securities being registered.(1)
23.1	Consent of Burr, Pilger & Mayer LLP, independent registered public accounting firm.(1)
23.2	Consent of Wickersham & Murphy (included in Exhibit 5.1).(1)
24.1	Power of Attorney(2).

(1) Previously filed with Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form S-3, filed on December 10, 2004.
(2) Previously filed with the original filing of the Registrant's Registration Statement on Form S-3, filed October 20, 2004.

Item 17.   Undertakings

The undersigned registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)   To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

(ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Palo Alto, California, on December 15, 2004.

DIGITAL VIDEO SYSTEMS, INC.

By: /s/ Thomas A. Spanier
     Thomas A. Spanier
     Chief Executive Officer

Name	Title	Date
/s/ Thomas A. Spanier Thomas A. Spanier	Chief Executive Officer and Director (Principal Executive Officer)	December 15, 2004
/s/ Douglas T. Watson Douglas T. Watson	Chief Financial Officer (Principal Financial and Accounting Officer) and Director	December 15, 2004
/s/ John M. Fuller John M. Fuller Jr.	Director	December 15, 2004
Peter G. Hanelt	Director	
Thomas J. Parilla	Director	

II-4

INDEX EXHIBIT

Exhibit Number	Description
5.1	Opinion of Wickersham & Murphy, a Professional Corporation, regarding the legality of the securities being registered.(1)
23.1	Consent of Burr, Pilger & Mayer LLP, independent registered public accounting firm.(1)
23.2	Consent of Wickersham & Murphy, a Professional Corporation (included in Exhibit 5.1 herein)(1)
24.1	Power of Attorney (included on page II-4 of the Registration Statement on Form S-3 filed on October 20, 2004).(2)

(1) Previously filed with Pre-Effective Amendment No. 1 to Registrant's Registration Statement on Form S-3, filed on December 10, 2004.
(2) Previously filed with the original filing of the Registrant's Registration Statement on Form S-3, filed October 20, 2004.